

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2018

Robert Dolan
Chief Executive Officer
GPODS, INC.
1308 Oak Avenue
Carlsbad, CA 92008

> **Re: GPODS, INC.**
> **Registration Statement on Form S-1**
> **Filed August 2, 2018**
> **File No. 333-226515**

Dear Mr. Dolan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 2, 2018

General, page i

1. Please revise the plan of distribution section to disclose that offering will be at a fixed price.

2. Please revise your registration statement to consistently disclose the status of your business operations. In this regard, we note on page 6 you disclose that you are a designer and manufacturer of self-contained growing units and on page 7 you disclose how your grow units will be designed, which implies that you have not started manufacturing any grow units.

Prospectus Summary, page 7

3.   We note your disclosure that you intend to produce fresh tomatoes, peppers, and other vegetables grown in New York City, Los Angeles, or Chicago. Please revise your disclosure to discuss in more detail this planned aspect of your business. Please make corresponding revisions to the disclosure in the Business section and the Business Objectives section.

4.   Please provide substantiation for your statement that the GPod unit has an annual production capability of four times that of traditional outdoor growing methods.

Risk Factors
GPD has virtually no financial resources, page 11

5.   We note your statement, "We currently spend between $10,000 and $15,000 per month on operational expenses not directly related to this Offering." Please revise to provide specifics regarding such operational expenses.

Business, page 35

6.   Please revise to discuss the competitive business conditions in your industry, including your competitive position in the industry and how you intend to compete. See Item 101(h)(iv) of Regulation S-K.

7.   Please revise to discuss the sources and availability of raw materials you intend to utilize to manufacture your grow units. See Item 101(h)(v) of Regulation S-K.

Business Objectives, page 38

8.   Please revise your disclosure regarding the phases you intend to take to provide specific time frames. In this regard, we note it is not clear when Phase Four will be implemented based on your disclosure that it will take place in Q5.

Plan of Distribution , page 47

9.   We note your disclosure on page 48 that funds in the escrow account will be released to Gpods, Inc. as they are received and cleared. Please reconcile such disclosure with your disclosure on the cover page and in the prospectus summary that the subscribed funds will be held in the escrow account pending the completion of the offering.

Index to Financial Statements, page F-1

10.   Please amend your filing to provide updated interim financial statements pursuant to Rule 8-08 of Regulation S-X.

Item 16. Exhibits, page II-3

11.   Please file a copy of asset purchase agreement between GPods and Mr. Dolan as an exhibit to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction